[GOL LETTERHEAD]

April 17, 2007

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Ms. Letty Lynn
(1-202) 772-9202

Re:	Gol Linhas Aéreas Inteligentes S.A.
Application for Withdrawal of Registration Statement on Form F-3
File No. 333-142122

Dear Ms Lynn:

       Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Gol Linhas Aéreas Inteligentes S.A. (the “Company”) hereby applies for the immediate withdrawal of its Registration Statement on Form F-3 (File No. 333-142122), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 13, 2007, and has not been declared effective.

       Pursuant to the Registration Statement, the Company registered 2,470,794 non-voting preferred shares, including preferred shares in the form of American Depositary Shares of the Company (the “Shares”).

       The Company is requesting the withdrawal of the Registration Statement because it inadvertently submitted the Registration Statement under Form F-3, while it intended to submit the Registration Statement under Form F-3ASR as an immediately effective registration statement under Rule 462(e) under the Securities Act. The Company hereby confirms that no securities were issued or sold pursuant to the Registration Statement. Accordingly, the Company hereby respectfully requests the immediate withdrawal of the Registration Statement. An immediately effective shelf registration statement has been re-filed with the Commission.

       Pursuant to Rule 457(p), the Company understands that the total filing fees associated with the Registration Statement may be offset against the total filing fee due for a subsequent registration statement.

       If you have any questions concerning our request for withdrawal, please call Andrew B. Jánszky of Shearman & Sterling, LLP, our counsel, at +55-11-3720-2202.

Very truly yours,

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark
Name: Richard F. Lark
Title: Chief Financial Officer